                                         Filing by Delaware Group Equity Funds V
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933

                                               Subject Company: Lincoln National
                                               Convertible Securities Fund, Inc.
                                                   Commission File No. 811-04659

[DELAWARE INVESTMENTS LOGO]

               LINCOLN NATIONAL CONVERTIBLE SECURITIES FUND, INC.
                         SPECIAL MEETING OF SHAREHOLDERS
                                  JUNE 2, 2005

                  IMPORTANT INFORMATION TO HELP YOU UNDERSTAND
                      AND VOTE ON THE PROPOSED TRANSACTION

     Below is a brief  overview of the proposal to be voted upon at the upcoming
Special Meeting of Shareholders  (the  "Meeting").  Please read the full text of the  enclosed  Proxy  Statement/Prospectus,  which you should  retain for future reference.  If you need another copy of the Proxy  Statement/Prospectus,  please call Delaware Investments at 1-800-523-1918.  YOUR VOTE IS IMPORTANT,  SO PLEASE
VOTE YOUR SHARES AT YOUR EARLIEST CONVENIENCE.

     We appreciate  you placing your trust in Delaware  Investments  and we look forward to helping you achieve your financial goals.

WHAT PROPOSAL AM I BEING ASKED TO VOTE ON?

     You are being asked to approve a transaction (the  "Transaction") that will result in your Fund,  Lincoln  National  Convertible  Securities Fund, Inc. (the
"Company"),  being acquired by Delaware  Dividend Income Fund ("Dividend  Income
Fund"),  an "openend" or "mutual" fund that is a series of Delaware Group Equity
Funds V (the  "Trust").  If the  proposal is  approved  and the  Transaction  is completed,  you will  receive  Class A shares of  Dividend  Income  Fund with an aggregate  net asset value  ("NAV") equal to the aggregate NAV of your shares of the Company.  This  exchange  will occur on a date agreed to between the Company and the Trust (the "Closing Date"),  which is expected to occur on or about June
10, 2005. After the Transaction is completed, the Company will be liquidated and dissolved.

HOW WILL THE REORGANIZATION BENEFIT SHAREHOLDERS?

     The Board of Directors of the Company considered a number of factors before approving the Transaction.  After considering these factors, the Board concluded that shareholders will potentially benefit from the Transaction in the following ways:

     o    Shareholders would benefit from significantly lower operating expenses as shareholders of Dividend Income Fund.

     o    Shareholders  would  benefit  from  reorganizing  the Company  with an open-end fund, which will:

          o    effectively  eliminate the significant  discount from the NAV per share at which the  Company's  shares  have been  trading  in the secondary market; and

          o    permit shareholders to redeem their investment at any time at NAV in accordance with the requirements of the Investment Company Act of 1940, as amended  (subject to a temporary  redemption  fee, as discussed below).

     o    Dividend  Income  Fund  has an  investment  objective  similar  to the
          Company's,  but has achieved a stronger  performance track record than the Company over the one-year,  three-year and five-year periods ended
          December 31, 2004.  (Of course,  past  performance  is no guarantee of future results.)

     o    Shareholders  may benefit from an investment in Dividend  Income Fund, which has a broader  investment  mandate  and lower  overall  risk and volatility than the Company.

HOW WILL THE TRANSACTION WORK?

     If  shareholders  of the Company vote to approve the  Transaction,  it will result in the  transfer  of  substantially  all of the  Company's  net assets to
Dividend  Income Fund in  exchange  for  Dividend  Income Fund Class A shares of equivalent aggregate NAV. These Dividend Income Fund Class A shares will then be distributed to the Company's  shareholders on a pro rata basis.  This means that the total net asset value of your investment will be the same immediately before and after the  Transaction,  although the number of Dividend Income Fund Class A shares that you  receive  will  likely be  different  than the number of Company shares that you  surrender.  NO SALES  CHARGES WILL BE IMPOSED UPON THE DIVIDEND
INCOME FUND CLASS A SHARES YOU RECEIVE IN CONNECTION WITH THE TRANSACTION.

     After the Dividend  Income Fund Class A shares are  distributed pro rata to the  Company's  shareholders,  the Company  will be  completely  liquidated  and dissolved. As a result of the Transaction, you will cease to be a shareholder of the Company and will become a shareholder of Dividend Income Fund. More detailed
information    about   the    Transaction    can   be   found   in   the   Proxy
Statement/Prospectus.

HOW WILL THE TEMPORARY REDEMPTION FEE WORK?

     The  temporary  2%  redemption  (exchange)  fee will be  applicable  to any
Dividend  Income Fund Class A shares received in connection with the Transaction that are redeemed or exchanged within three (3) months of the Closing Date. This temporary redemption (or exchange) fee is designed,  in part, to deter arbitrage trades by investors  seeking to profit from the  difference  between the cost of purchasing  Company  shares at a discount to NAV and the  proceeds of  redeeming
Dividend  Income Fund Class A shares at NAV  following  the Closing Date. To the extent that arbitrage and other short-term  trading still occurs,  the temporary
2%  redemption  (or exchange)  fee would  protect  Dividend  Income Fund and its long-term  shareholders by recouping some of the costs of the  arbitrage-related redemptions and exchanges.

WHAT IS THE ANTICIPATED TIMETABLE FOR THE REORGANIZATIONS?

     The  shareholder  meeting is  scheduled  for June 2, 2005.  If  approved by shareholders,  it is currently  anticipated that the Transaction will take place on or about June 10, 2005. Whether or not you plan to attend the Meeting, please vote your shares by mail, by telephone or through the Internet. If you determine at a later date that you wish to attend this Meeting,  you may revoke your proxy and vote in person, as provided in the Proxy Statement/Prospectus.  Your vote is important, so please act today.

HAS THE BOARD OF DIRECTORS APPROVED THE TRANSACTION?

     Yes. The Board of Directors has  unanimously  approved the  Transaction and recommends that you vote to approve it.

HOW MANY VOTES AM I ENTITLED TO CAST?

     As a shareholder,  you are entitled to one vote for each full Company share and a  fractional  vote for each  fractional  Company  share that you own on the record date. The record date is March 21, 2005.

HOW DO I VOTE MY SHARES?

     You can vote your  shares by  completing  and signing  the  enclosed  proxy card(s) and mailing it in the enclosed postage-paid  envelope. You may also vote by touch-tone  telephone by calling the toll-free  number  printed on your proxy card(s) and following the recorded instructions.  In addition, you may also vote through the Internet by visiting  www.delawareinvestments.com  and following the on-line  instructions.  If you  need  any  assistance,  or  have  any  questions regarding the proposed Transaction or how to vote your shares,  please call D.F.
King & Co., Inc., which is assisting your Company, at 1-800-549-6746.

HOW DO I SIGN THE PROXY CARD?

Individual Accounts:            Shareholders should sign exactly as their
                                names appear on the account registration
                                shown on the card.

Joint Accounts:                 Either owner may sign, but the name of the
                                person signing should conform exactly
                                to a name shown in the registration.

All Other Accounts:             The person signing must indicate his or her
                                capacity. For example, if Ms. Ann B. Collins
                                serves as a trustee for a trust account or
                                other type of entity, she should sign "Ann B.
                                Collins, Trustee."

HOW CAN I FIND MORE INFORMATION ON THE TRANSACTION?

     You  should  read the  Proxy  Statement/Prospectus  that  provides  details regarding the proposed Transaction.  If you have any questions, please call D.F.
King & Co., Inc., which is assisting your Company, at 1-800-549-6746.

J10111
PXQA-LNCS [--] IVES 4/05